[Ahold Logo] Ahold
                                             Press Release

                                             Royal Ahold
                                             Corporate Communications


                                      Date:  May 6, 2004
                      For more information:  +31 75 659 57 20




Ahold publishes 2003 Annual Report

Zaandam, The Netherlands, May 6, 2004 -- Ahold today announced the publication of its 2003 Annual Report in Dutch and English. The report is available in print and online at www.ahold.com. The company also intends to file its Annual Report on Form 20-F with the United States Securities and Exchange Commission during the course of the U.S. business day today.

Ahold today also published the details of the agenda Annual General Meeting of Shareholders (AGM). The AGM will be held on June 2, 2004 at the Nederlands Congrescentrum in The Hague, The Netherlands, and will start at 13.30 CET. The agenda includes the adoption of the 2003 financial statements and the proposed nominations of Rene Dahan and Karen de Segundo to the Supervisory Board, effective June 2, 2004.

Rene Dahan was born on August 26, 1941 and is a Dutch national. He was an Executive Vice President and Director of Exxon Mobil Corporation and is currently member of the Supervisory Boards of Aegon N.V., VNU N.V. and TPG NV. He is a permanent resident of the United States.

Karen de Segundo was born on December 12, 1946 and is a Dutch national. She is currently Chief Executive of Shell International Renewables. She is a member of the Advisory Boards of Biofuels and Shell Hydrogen.

The nominees will occupy two of the seats becoming vacant as a consequence of the retirement of Michael Perry, Bob Tobin and Roland Fahlin as of June 2, 2004. The company would like to express its appreciation for their services to Ahold.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
                                                                             1/2

Ahold Corporate Communications: +31.75.659.5720


--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, please see Ahold's public filings. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
--------------------------------------------------------------------------------

                                                                               2